INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®
VOYA®

(m)(3)(ii)

May 5, 2022

Dina Santoro

Senior Vice President

Voya Investments Distributor, LLC

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

RE: Termination of the Rule 12b-1 Plan for Class A shares of Voya Russia Fund

Dear Ms. Santoro:

On Thursday, May 5, 2022, the Board of Trustees (the "Board") of Voya Mutual Funds ("VMF") voted, among other proposals, to ratify and approve the termination of the Third Amended and Restated Service and Distribution Plan (the "Plan") between VMF and Voya Investments Distributor, LLC ("VID") with respect to the Class A shares of Voya Russia Fund (the "Fund"), effective May 4, 2022.

Pursuant to Section 6 of the Plan, the Plan may be terminated at any time, without penalty, by vote of a majority of the Rule 12b-1 Trustees of VMF, as defined in the Plan, on not more than 30 days' prior written notice. By signing below, you hereby agree to waive VID's right to the 30 days' prior notice of termination that is contemplated under Section 6 of the Plan.

Please indicate your acceptance and agreement to this termination and waiver of notice by signing below where indicated.

Very sincerely,

By: /s/ Kimberly A. Anderson______________

Name: Kimberly A. Anderson

Title: Senior Vice President

Voya Mutual Funds

ACCEPTED AND AGREED TO:

Voya Investments Distributor, LLC

By: /s/ Dina Santoro

Name: Dina Santoro

Title: Senior Vice President, Duly Authorized